

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

Via E-mail
Mr. Peter H. D'Arrigo
Chief Financial Officer
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, IL 60601

     Re: **Envestnet, Inc.**
                Form 10-K for the Year Ended December 31, 2013
                Filed March 17, 2014
                File No. 1-34835

Dear Mr. D'Arrigo:

We have reviewed your response dated October 1, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 79

Management's Report on Internal Control Over Financial Reporting, page 79

1. We have reviewed your responses to comments 3, 4 and 5 in our letter dated September 18, 2014. We note that your September 30, 2013 Form 10-Q disclosed that you "identified a material weakness, as described below, in internal control over financial reporting <u>as of September 30, 2013</u>" and that you were "<u>in the process</u> of executing remediation plans that address the material weakness." We do not believe it is obvious from those disclosures that the material weakness had been remediated prior to September 30, 2013, and therefore we are unable to agree that a reasonable investor would conclude that the disclosure in your 2013 10-K was intended to indicate that management concluded internal control over financial reporting was effective at December 31, 2013. We continue to believe you should amend your Form 10-K to provide your assessment of the effectiveness of your internal control over financial

reporting as of the end of the fiscal year. Additionally, in your amendment, please disclose the following:

- Disclose that your registered public accounting firm audited the financial statements included in the annual report and has included an attestation report on your internal control over financial reporting.

- Disclose, if true, that you remediated the material weakness identified in your 2012 Form 10-K during the first three quarters of 2013 and that there were no changes in your internal control over financial reporting during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Alternatively, you may amend your September 30, 2013 Form 10-Q to revise the apparently incorrect disclosures that you "identified a material weakness, as described below, in internal control over financial reporting as of September 30, 2013" and that you were "in the process of executing remediation plans that address the material weakness" since these disclosures indicate that the material weakness still existed at September 30, 2013. Without revising the disclosure in either your September 30, 2013 Form 10-Q or your December 31, 2013 Form 10-K, your readers will be unable to understand how you concluded you had a material weakness at September 30, 2013, concluded you had no material weaknesses at December 31, 2013, and had no changes in your internal controls during your fourth fiscal quarter.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief